Exhibit 99.1

CUIT 30-70496280-7

May 2, 2013

Comisión Nacional de Valores (National Securities Commission)

Re: Partial Cancellation of the Public Offering of Class II, Series III Notes

Dear Sirs,

We are writing to you on behalf of Grupo Financiero Galicia S. A. (the “Company”) in order to inform you that the Board of Directors of the Company has resolved to cancel its Class II, Series III notes (the “Notes”) for a face value of US$ 4,303,000, which had been acquired for an amount of US$ 38,296,700. The loss derived from this transaction amounted to US$ 15,149,368.65, plus any accrued interest.

Accordingly, we request you to give effect to such partial cancellation of the Notes. Having made this cancellation, the principal amount of the outstanding Notes will be in the aggregate amount of US$ 22,553,709.

Yours faithfully,

Pedro Alberto Richards

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects,

including interpretation matters.